JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G or any amendment thereto with respect to the ordinary shares beneficially owned by each of them of CH4 Natural Solutions Corporation. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G or any amendment thereto.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 14th day of August, 2026.

CH4 NATURAL SOLUTIONS ACQUISITION SPONSOR LLC

By: /s/ Arthuros Mangriotis
Name: Arthuros Mangriotis
Title: Authorized Person

CH4 NATURAL SOLUTIONS ACQUISITION SPONSOR HOLDINGS, LLC

By: /s/ Arthuros Mangriotis
Name: Arthuros Mangriotis
Title: Authorized Person

CH4 NATURAL SOLUTIONS ACQUISITION SPONSOR MANAGER, LLC

By: /s/ Arthuros Mangriotis
Name: Arthuros Mangriotis
Title: Authorized Person

RIVERSTONE EARTH LLC

By: /s/ Arthuros Mangriotis
Name: Arthuros Mangriotis
Title: Attorney-in-fact

DAVID LEUSCHEN

By: /s/ Arthuros Mangriotis
Name: Arthuros Mangriotis
Title: Attorney-in-fact